SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)*


                    Under the Securities Exchange Act of 1934

                         Health Systems Solutions, Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   82773R 20 2
                                   -----------
                                 (CUSIP Number)

                     Stanford Venture Capital Holdings, Inc.
                              5050 Westheimer Road
                              Houston, Texas 77056
                      Attention: P. Mauricio Alvarado, Esq.
                          Telephone No.: (713) 964-5100
                          -----------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 19, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           SCHEDULE 13D
---------------------                                                                                      -----------------
CUSIP No. 82773R 20 2                                                                                      Page 2 of 9 Pages
---------------------                                                                                      -----------------

-------- -------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         Stanford Venture Capital Holdings, Inc.
-------- -------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]
                                                                                                                (b)  [ ]
-------- -------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

-------- -------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -------------------------------------------------------------------------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER
      SHARES                9,963,605 shares of Common Stock (94.3%)*
   BENEFICIALLY       ------------------------------------------------------------------------------------------------------
     OWNED BY         8     SHARED VOTING POWER
       EACH                 0
    REPORTING         ------------------------------------------------------------------------------------------------------
      PERSON          9     SOLE DISPOSITIVE POWER
       WITH                 9,963,605 shares of Common Stock (78.9%)*
                      ------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            0
-------- -------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,963,605 shares of Common Stock*
-------- -------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                              [ ]

-------- -------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.9%*
-------- -------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -------------------------------------------------------------------------------------------------------------------

* Includes (i) the conversion of 1,880,341 shares of Series A Preferred Stock into 1,880,341 shares of Common Stock and the conversion of 437,500 shares of Series B Preferred Stock into 2,187,500 shares of Common Stock held directly by the Reporting Person; and (ii) the conversion of all securities that can be acquired within 60 days of the date hereof into Common Stock - 618,750 shares of Series B Preferred Stock which convert into 3,093,750 shares of Common Stock. Each share of Series A Preferred Stock and Series B Preferred Stock has 10 votes per share, voting together with the Common Stock.

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
                                                           SCHEDULE 13D
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---------------------                                                                                      -----------------
CUSIP No. 82773R 20 2                                                                                      Page 3 of 9 Pages
---------------------                                                                                      -----------------

-------- -------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         R. Allen Stanford
-------- -------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]
                                                                                                                (b)  [ ]
-------- -------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

-------- -------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware and Antigua
-------- -------------------------------------------------------------------------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER
      SHARES                9,963,605 shares of Common Stock (94.3%)*
   BENEFICIALLY       ------- ----------------------------------------------------------------------------------------------
     OWNED BY         8     SHARED VOTING POWER
       EACH                 0
    REPORTING         ------- ----------------------------------------------------------------------------------------------
      PERSON          9     SOLE DISPOSITIVE POWER
       WITH                 9,963,605 shares of Common Stock (78.9%)*
                      ------- ----------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            0
-------- -------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,963,605 shares of Common Stock*
-------- -------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                              [ ]

-------- -------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.9% of Common Stock*
-------- -------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -------------------------------------------------------------------------------------------------------------------

* Includes (i) the conversion of 1,880,341 shares of Series A Preferred Stock into 1,880,341 shares of Common Stock and the conversion of 437,500 shares of Series B Preferred Stock into 2,187,500 shares of Common Stock held directly by the Reporting Person; and (ii) the conversion of all securities that can be acquired within 60 days of the date hereof into Common Stock - 618,750 shares of Series B Preferred Stock which convert into 3,039,750 shares of Common Stock. Each share of Series A Preferred Stock and Series B Preferred Stock has 10 votes per share, voting together with the Common Stock.

Introductory Statement
----------------------

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Health Systems Solutions, Inc., a Nevada company ("Issuer"). This amended statement on Schedule 13D is filed by Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH") and R. Allen Stanford ("Stanford"), the sole shareholder of SVCH (SVCH and Stanford are sometimes collectively referred to herein as the "Reporting Persons"). The Reporting Persons hereby make this amended filing statement on Schedule 13D to report the beneficial ownership of shares of Common Stock. This Schedule 13D also reports SVCH and Stanford's ownership of (i) Series A $1.17 convertible preferred stock ("Series A Preferred Stock" or "Preferred Stock"), which is convertible into shares of Common Stock; (ii) Series B $0.80 convertible preferred stock (Series B Preferred Stock) which is convertible into shares of Common Stock; and (iii) warrants (Warrants") to acquire shares of Common Stock. As described in this Schedule 13D, Stanford is joining SVCH in filing this
Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. This amendment amends Items 3, 4, 5, 6 and 7 of a statement of Schedule 13D previously filed by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") effective as of October 22, 2002 by and among the Issuer, the principal stockholders of the Issuer, Healthcare Quality Solutions, Inc., a subsidiary of the Issuer ("HQS") and Provider Acquisition, LLC ("PAL"), SVCH acquired 1,915,842 shares of the Issuer's common stock. SVCH acquired such shares in exchange for all of its membership interest in PAL. SVCH owned approximately 89% of the membership interests in PAL.

         Pursuant to a Securities Purchase Agreement ("Original Securities Purchase Agreement") dated October 16, 2002, SVCH made an aggregate investment of $2,200,000, in several tranches, subject to the conditions of that agreement (the "Investment"). The Investment was in the form of Series A Preferred Stock and Warrants of the Issuer. For its aggregate investment, SVCH received 1,880,341 shares of Series A Preferred Stock, convertible (subject to antidilution) into 1,880,341 shares of common stock at an conversion price of $1.17 per share and 1,880,342 Warrants exercisable to purchase 1,880,342 shares of Common Stock. Each share of Series A Preferred Stock has ten votes, voting together with the Common Stock on all matters submitted for a vote. Each Warrant gives the holder the right to acquire one share of the Issuer's common stock at an exercise price of $1.17 per share. The Warrants are immediately exercisable and expire on October 21, 2007. 940,171 Warrants were transferred by SVCH to certain employees of SVCH. (For more information on SVCH's acquisition of Series A Preferred Stock and Warrants of the Issuer, please review the initial Schedule 13D filed by the Reporting Persons on November 4, 2002.) Pursuant to the Stock Purchase Agreement dated April 30, 2003 and Instrument of Warrant Repricing dated April 30, 2003, described below, the exercise price of the Warrants has been reduced to $0.001 per share and have been subsequently exercised.

         Pursuant to a Securities Purchase Agreement ("Securities Purchase Agreement") dated April 30, 2003 ("Effective Date"), SVCH has agreed to make an aggregate investment of $2,000,000 in Health Systems Solutions, Inc. (the "Issuer"), in several tranches, subject to the conditions of the Securities Purchase Agreement (the "Investment"). The Investment will be in the form of Series B $0.80 Convertible Preferred Stock of the Issuer. For its aggregate investment, SVCH will receive 2,500,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock shall be convertible (subject to antidilution) into 5 shares of common stock of the Issuer (or at a conversion price of $0.16 per share). Each share of Series B Preferred Stock will have ten votes. In addition, the Series B Preferred Shares will vote together with the Common Stock on all matters submitted for a vote, except as otherwise provided under Nevada law.

         As additional consideration under the Securities Purchase Agreement, the Issuer has agreed to reprice the exercise price of the 1,880,342 Common Stock Purchase Warrants ("Warrants") issued to Stanford (of which 940,171 Warrants were transferred to employees of SVCH) pursuant to the Securities Purchase Agreement dated October 16, 2002, by and among the Issuer, certain stockholders of the Issuer and SVCH ("Original Securities Purchase Agreement"). Pursuant to an Instrument of Warrant Repricing ("Instrument"), each share of Common Stock represented by the Warrants is exercisable at $0.001 per share. The Warrants have been exercised.

         On May 19, 2003 ("First Closing"), SVCH purchased 437,500 shares of Series B Preferred Stock pursuant to the Securities Purchase Agreement. SVCH used funds from its working capital account to fund $350,000 to the Issuer. Within thirty days of the First Closing, Stanford has the right to acquire an additional 406,250 shares of Series B Preferred Stock. Between thirty and sixty days of the First Closing SVCH has the right to acquire an additional 212,500 shares of Series B Preferred Stock. SVCH shall also have the right to purchase up to an additional 1,443,750 shares of Series B Preferred Stock in monthly tranches through December 10, 2006.

         The Issuer granted to SVCH certain registration rights under a Registration Rights Agreement with respect to the Series B Preferred Stock, the Warrants and the shares of common stock issued to Stanford. No later than December 31, 2003, the Issuer is required to file an SB-2 Registration Statement under the Securities Act covering all of the shares of Common Stock underlying the Series B Preferred Stock. In the event a filing is not timely made, the Issuer will issue Stanford, as a penalty, an additional warrant for each share of Series B Preferred Stock originally issued for every month the filing is not made. SVCH also has "piggy back" registration rights.

         The summary of the Securities Purchase Agreement, Instrument of Warrant Repricing, and Registration Rights Agreement are qualified by reference to the complete text of the agreements, which are filed in their entirety as exhibits to this Amendment No. 1 to Schedule 13D.

Item 4. Purpose of Transaction

         The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) As of May 19, 2003, the Reporting Persons directly own 2,856,013 shares of Common Stock, 1,880,341 shares of Series A Preferred Stock and 437,500 shares of Series B Preferred Stock. Pursuant to the Securities Purchase Agreement, the Reporting Persons have the right to acquire within sixty (60) days of the date hereof an additional 618,750 shares of Series B Preferred Stock. The Reporting Persons are deemed to beneficially own 78.9% of the Issuer's issued and outstanding Common Stock (which includes the conversion of 1,880,341 shares of Series A Preferred Stock into Common Stock, the conversion of 437,500 shares of Series B Preferred Stock into 2,187,500 shares of Common Stock and the exercise of all securities that can be acquired by the Reporting Person within 60 days of the date hereof pursuant to the Securities Purchase Agreement - 618,750 shares of Series B Preferred Stock, which can be converted into 3,093,750 shares of Common Stock. SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have direct beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

         (b) SVCH, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock and Preferred Stock reported as beneficially owned by it in Item 5(a) hereof.

         (c) The Reporting Persons only transaction in shares of Common Stock and Preferred Stock, respectively, during the past 60 days was the consummation of the Securities Purchase Agreement.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in Item 3 of this amendment No. 1 to Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SVCH or Mr. Stanford is a party or is subject.

Item 7. Materials to be filed as Exhibits

         c. Exhibits.

         3.1 Amended and Restated Certificate of Designation of Series A $1.17 Convertible Preferred Stock

         3.2 Certificate of Designation of Series B $0.80 Convertible Preferred Stock

         10.1 Securities Purchase Agreement dated as of October 16, 2002, among the Issuer, the Principal Stockholders and SVCH (previously filed)

         10.2 Securities Purchase Agreement dated as of April 30, 2003, among the Issuer and SVCH

         10.3  Instrument of Warrant Repricing dated April 30, 2003

         10.4 Registration Rights Agreement dated as of April 30, 2003 among the Issuer and SVCH

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 12, 2003                                     /s/ R. Allen Stanford
                                                       -------------------------
                                                       R. Allen Stanford

                                                       STANFORD VENTURE CAPITAL
                                                       HOLDINGS, INC.

Date: May 12, 2003                                     By: /s/ James M. Davis
                                                          ----------------------
                                                       Name: James M. Davis
                                                       Title:   President

                                  EXHIBIT INDEX


         c.    Exhibits.


         3.1 Amended and Restated Certificate of Designation of Series A $1.17 Convertible Preferred Stock


         3.2 Certificate of Designation of Series B $0.80 Convertible Preferred Stock


         10.2 Securities Purchase Agreement dated as of April 30, 2003, among the Issuer and SVCH


         10.3  Instrument of Warrant Repricing dated April 30, 2003


         10.4 Registration Rights Agreement dated as of April 30, 2003 among the Issuer and SVCH